Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

SNOOP DOGG TO JOIN FAZE CLAN’S BOARD OF DIRECTORS

AND BECOMES NEWEST TALENT MEMBER

ENTERTAINMENT ICON & AVID GAMER WILL JOIN BOARD AFTER FAZE CLAN BECOMES A PUBLIC COMPANY LATER THIS YEAR

‘FAZE SNOOP’ TO PARTNER WITH FAZE CLAN ON CONTENT, MERCHANDISE, DIGITAL GOODS AND YOUTH COMMUNITY PROGRAMS

Download hi-res assets HERE

Los Angeles, CA (March 7, 2022) – FaZe Clan, Inc. (“FaZe Clan”) the digitally native lifestyle and media platform rooted in gaming and youth culture, announced today that the entertainment icon, avid gamer, and owner of Death Row Records, Snoop Dogg will become a member of FaZe Clan’s talent network and, upon closing of the previously announced business combination with B.Riley Principal 150 Merger Corp. (NASDAQ: BRPM)(“BRPM”), will join FaZe Clan’s board of directors. Snoop Dogg joins FaZe Clan’s robust talent collective of gamers, creators, entertainers and esports professionals, and will represent FaZe Clan with the official name “FaZe Snoop.” As the latest talent member of FaZe Clan, Snoop Dogg will co-create content, participate in key business initiatives, and launch merchandise with the brand while appearing across FaZe Clan’s platform. Watch the announcement video HERE.

FaZe Clan announced on October 25, 2021, that it will merge with BRPM, a special purpose acquisition company, to become a publicly traded company. The transaction is expected to close in Spring 2022. In his role as a director, Snoop Dogg will bring his unparalleled entertainment industry insights and his passion for Web3, gaming and culture as FaZe Clan charts its course as a public company. A full list of the expected post-merger Board of Directors will be announced later this month.

“The organic relationship between FaZe and Snoop has been building for years now, so we are thrilled to officially welcome FaZe Snoop to the family. As the original internet kid and first generation gamer, Snoop has always understood the cultural connection between music, lifestyle and gaming,” said Kai Henry, Chief Strategy Officer of FaZe Clan. “Today, Snoop is a prominent voice in the emerging Web3 community and we have exciting plans to create together in the metaverse, driving new engagement opportunities for both of our fanbases.”

"It only makes sense to partner with FaZe Clan as both a team member and on the Board of Directors,'' said Snoop Dogg, Entertainment Icon. "The youth identifies with their brand and that’s something my son Cordell knew, which is why he brought us together."

"As I've been watching what FaZe Clan has been building in the gaming space, I knew there was a natural connection with what my dad has been doing,'' said Cordell Broadus, Creative Consultant, Channel 21. "When I look at the two brands, I was inspired by the synergy they could create so I brought them together in this partnership. I can't wait for the world to see what we are about to do."

Beyond becoming a talent member of FaZe Clan, Snoop Dogg will also launch a community outreach program centered around charitable activities that support youth. A display of this community outreach collaboration took place during Super Bowl weekend in February, where FaZe members played in a co-branded FaZe Clan x NFL flag football game and for each team’s participation, $25,000 per team was donated to youth sports. FaZe Clan’s donation went to Snoop Dogg’s Youth Football League.

Snoop Dogg joins FaZe Clan’s talent collective of over 85 members which consists of world-class gamers, influential content creators and personalities whose following expands beyond the world of gaming. Members include NFL star Kyler “FaZe K1” Murray, Lebron “FaZe Bronny” James Jr., Lil Yachty aka “FaZe Boat,” and Offset aka “FaZe Offset” and as part of the roster, they represent FaZe Clan in the gaming community and across the converging media and entertainment industries.

ABOUT FAZE CLAN

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 350 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler "FaZe K1" Murray, Lebron “FaZe Bronny” James Jr., Lil Yachty aka "FaZe Boat" and Offset aka “FaZe Offset.” Its gaming division includes ten competitive esports teams who have won over 30 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. Learn more at fazeclan.com/public. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, Instagram, YouTube, TikTok, and Twitch.

About Snoop Dogg

An Entertainment Industry Mogul, Snoop Dogg has reigned for nearly three  decades as an unparalleled force who has raised the bar as an entertainer and globally recognized innovator.  Snoop defines entertainment history.  An award-winning entertainer and entrepreneur, Snoop Dogg has released 20 studio albums, sold over 40-million albums worldwide, reached No. 1 countless times on Billboard charts internationally and received 20 GRAMMY® nominations. In addition to his extensive work in music, Snoop Dogg has made his mark in the television and film space. He currently has numerous partnership deals with major studios and networks, including TBS, Netflix, VH1 and more. His accolades include, an Emmy Award nomination for his role as Executive Producer and Co-host of VH1's hit show, Martha & Snoop's Potluck Dinner, Executive Producer of MTV's Mary + Jane, Executive Producer, Host of TNT's game show, Joker's Wild and Executive Producer of acclaimed Netflix's show, Coach Snoop.

About BRPM

BRPM is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BRPM began trading on the NASDAQ on February 19, 2021 following its initial public offering. Its shares of Class A common stock, units and warrants trade under the ticker symbols BRPM, BRPMU and BRPMW, respectively. BRPM is sponsored by an affiliate of B. Riley Financial, Inc. (Nasdaq: RILY).

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For FaZe Clan

Investors: Ellipsis, ir@fazeclan.com

Media: Chelsey Northern, chelsey.northern@fazeclan.com | Chloe Snyder, chloe.snyder@fazeclan.com | Shea Smales, shea.smales@fazeclan.com

For BRPM

Investors: Dan Shribman, dshribman@brileyfin.com

Media: Scott Cianciulli, press@brileyfin.com